May 7, 2010

Nancy S. Vann, Esq.
Vice President & Associate Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008


Re: **Oppenheimer Currency Opportunities Fund**
File Nos. 333-165862; 811-22399

Oppenheimer Emerging Markets Debt Fund
File Nos. 333-165865; 811-22400


Dear Ms. Vann:

We have reviewed the registration statements on Form N-1A for the Oppenheimer Currency Opportunities Fund ("Currency Fund") and the Oppenheimer Emerging Markets Debt Fund ("Emerging Markets Fund") (together, the "Funds"), filed with the Commission on April 1, 2010. Based upon Securities Act Release No. 6510 and the representations contained in your letters of April 1, 2010, we conducted a selective review of the registration statements. We have the following comments.

Prospectus

General and Summary Prospectus

1.   The registration statements were filed on the new Form N-1A, effective March 31, 2009. Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 "may not include disclosure other than that required or permitted by those Items." Please review those Items to ensure that there is no extraneous information. For example, in the "Fees and Expenses of the Fund" section, please revise the phrase "The

tables describe…" to state "This table describes…".   Also, please change the heading "Examples" to read "Example," and stat that "the following example is…".

2.   Please include a statement that there is no guarantee that the Funds' investment objectives will be achieved. Please clarify principal strategies from non-principal strategies.

3.   In the section titled "Portfolio Turnover," please remove the phrase stating "but it anticipates that its portfolio turnover rate may exceed 100% of the average value of its portfolio," given that a fund may not estimate its portfolio turnover rate in this section.

4.   In the Emerging Markets Fund's principal investment strategies, please disclose how investing in debt securities are economically tied to emerging market countries.

5.   In the Currency Fund's principal investment strategies, please define "substantial portion of its assets." Please disclose whether maintaining a weighted average portfolio maturity of less than eighteen months is a principal strategy. Also, please disclose whether this fund has objectives in addition to total return (such as capital preservation). Also, please disclose whether the Fund will engage in frequent trading (*i.e.,* turnover rate is over 100%), and if so, please add disclosure and a risk.

6.   In the Currency Fund, please discuss leverage in the strategies section, since risk of leverage is a principal risk.

7.   In the section titled "The Fund's Past Performance," please add a phrase that the performance information will be available "showing the variability of returns compared to an index." *See* Inst. 1(b) to Item 4.

        Fees and Expenses of the Funds

8.   The Funds' Fee and Expenses Tables show voluntary fee waivers. Please delete the voluntary waivers from the tables. Only contractual waiver arrangements that are in effect for no less than one year from the date of a Fund's prospectus may appear in the fee table.

9.   Please delete the second paragraph of the introduction to the fee table. Also, please disclose in a footnote that "Other Expenses" are based on estimated amounts for current fiscal year. *See* Inst. 6(a) to Item 3.

10.   We note that the Emerging Markets Fund does not limit its investments to a particular quality or rating category.   Please disclose whether the Currency Fund has any limitations on quality or rating category.

11.   Please add a heading marked "Principal Risks" prior to the listing of risks, in the Emerging Markets Fund.

More About the Fund

12.   Please disclose in the Emerging Markets Fund's section titled "Credit Quality," that securities below investment grade are also referred to as "junk bonds."

13.   In the Currency Fund's section titled "Investing in Foreign Securities," please define short-term debt securities and state their credit quality.

14.   In the Currency Fund, please describe further the investments in U.S. securities, and disclose how mortgage-related securities, pools of consumer loans, and other trade receivables relate to currency.

15.   In the Currency Fund, list the different types of derivative instruments and describe them. Also, please add that any investment in derivatives may be for speculative purposes. Also, add when the Fund will use derivatives for hedging purposes.

16.   Please clarify that "Other" investment strategies and risks are "Non-principal."

17.   Please disclose the Funds' percentage limits on their use of hedging instruments.

18.   In the Emerging Markets Fund, the "Concentration" section states that the Fund may concentrate in U.S. Securities, given that it may invest up to 35% of its total assets in them. Please explain how this can occur, given that the principal investment strategy is to invest 80% in emerging markets.   Please clarify and exclude U.S. Securities from the concentration policy.

19.   Please disclose that the amount of assets invested in Class Y is subject to risk of mass redemptions from other Oppenheimer funds.

20.   Because Class Y shares are offered for fund of fund investments, please disclose that when assets decline rapidly, the expense ratio for Class Y (and other classes) of the Fund may increase.

21.   Please disclose how closely the derivative instruments used to create foreign currency exposure or exposure to certain securities are tied to the actual markets as emerging market countries.

22.   The Currency Fund uses derivatives to gain "exposure" to the currency markets. Disclose how closely connected the price and performance of the derivatives are to the currency. Disclose why they are functionally the economic equivalent, and disclose the risks that the performance may vary from the actual currencies.

23.   In the Currency Fund's section titled "Loans of Portfolio Securities," please disclose the amount Goldman Sachs Bank, USA is paid, and file the securities lending agreement as an exhibit to the registration statement.

How the Fund is Managed

24.   Please disclose whether the Funds' adviser monitors the portfolio trading activities of the underlying fund.

25.   Please confirm that there are no additional payments (such as 12b-1 fees) between the underlying funds and the Funds.

More About your Account

26.   Please disclose that the "certain sales charge waivers to purchases or redemptions" are voluntary, not contractual.

27.   We suggest disclosing information regarding the Right of Accumulation earlier in the prospectus, when it is first referenced, as the information currently appears several pages later in the prospectus.

Buying Shares

28.   Please clarify that payments to third parties may create a conflict of interest by influencing a broker-dealer or a financial intermediary.

29.   Please clarify that a purchaser of shares would receive NAV next determined after receipt by the Distributor.

30.   Please clarify that a redemption in kind would have the effect of the shareholder receiving illiquid securities.

Statement of Additional Information

31.   Please include a discussion of the Funds' and underlying funds' liquidity policies, and, if applicable, include a risk factor addressing illiquid securities risk.

32.   Please disclose the Funds' percentage limitations on their investing in derivatives instruments (such as "structured" notes, swaps, options, forward contracts, and futures contracts).

33.   Please confirm that the 1/3 borrowing of total assets limit includes reverse repurchase agreements.

34.   Please state the Funds' liquidity policies in the SAI.

General Comments

35.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on

disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

36.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each Fund and its management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel